UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For November 3, 2006



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated November 3, 2006 - Transaction in Own Shares



Friday, 3rd  November 2006

                                   BUNZL PLC

                           TRANSACTION IN OWN SHARES

Bunzl plc ("Bunzl") announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 901,000 of its ordinary shares at an average price of 691.325p per share. The highest price and the lowest price paid for these shares were 692.5p and 689.0p respectively. The purchased shares will be held as treasury shares

Following the above purchase, Bunzl holds 7,582,910 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 340,798,165.



End





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  November 3, 2006                       By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer